OMV Aktiengesellschaft



OMV Investor News

September 5, 2006
8.00am (UK time) – 9.00am (CET)

082-03209 SUPPL

Start of feasibility study for LNG Terminal in Croatia

- **E.ON Ruhrgas and Adria LNG sign cooperation agreement**
- **LNG Terminal in Croatia important for security of supply in the region**

Adria LNG Study Company with its current shareholders OMV, Total, RWE Transgas, INA and Geoplin, and E.ON Ruhrgas AG have agreed to prepare joint feasibility studies for the construction of an LNG regasification terminal in Croatia by signing a cooperation agreement. The studies are to be based on investigations that had already started in 1995 and will lay the foundation for a decision on this major infrastructure project which shall increase security of supply in the region.

The agreement now concluded will provide a basis for close cooperation between the participants. It is proposed that the studies should be followed by an intensive technical and economic planning stage in which other companies from Croatia will also participate. It is envisaged to finish feasibility and basic engineering studies by end of 2008 so that the terminal could be commissioned by the end of 2011. The capacity is to be around 10 bcm of natural gas per year, allowing deliveries to Croatia and other countries in Southern and Eastern Europe.

The LNG terminal on the Croatian coast will have a key role to play in improving the security of natural gas supplies in the region and ensuring closer integration of Croatia into the European natural gas grid. As a result of this major project, the entire region will benefit from greater diversification in natural gas supplies and additional economic impetus.

Background information:

LNG

Short for Liquefied Natural Gas; When cooled down at −162 degree Celsius natural gas turns into a clear, odorless liquid. The liquid volume conforms to 1/600 in comparison to the original gas volume. LNG enables the cross continental transport of natural gas without reasonable pipeline supply opportunity.

Adria LNG Study Company

Adria LNG Study Company is a joint venture company with the goal to design, construct and operate an LNG regasification terminal and LNG storage facilities at the Adriatic coast of Croatia preferably on the Isle of Krk, and a natural gas high pressure off take pipeline system designed with connections to major transmission lines to ensure outflow of gas to the targeted markets. The current shareholders are OMV (28.37%), Total (28.37%), INA (22.20%), RWE Transgas (15.95%) and Geoplin (5.11%).

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OMV Gas International

OMV Aktiengesellschaft, via its wholly-owned subsidiary OMV Gas International has at its disposal an approximately 2,000 km-long natural gas pipeline network in Austria, and three storage facilities. In 2005 OMV Gas and EconGas (a 50% subsidiary of OMV Gas GmbH) sold a total of 8.9 bcm of gas. In 2005, transportation capacity in transit lines of approximately 44,5 bcm/year was sold. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is thus an important component of Europe's natural gas network, and thus a central natural gas hub for Europe.

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 338,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 18%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

OMV Corporate Social Responsibility (CSR)

OMV is actively committed to the values enshrined in its Code of Conduct. These include a strong sense of responsibility towards the social and natural environment in economically weak regions. OMV works hard to address economic, environmental and social issues related to its operations. Its CSR activities are fully documented in biannual performance reports compiled according to Global Reporting Initiative guidelines.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006